Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05013557

21 December 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp [signature]

Dennis Leong
Company Secretary

dlw 12/30

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE

15 December 2005

ASX Release

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

MACQUARIE BANK-LED CONSORTIUM, MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED ("MLX"), MAKES £1.5 billion (A$3.6 billion) CASH OFFER FOR THE LONDON STOCK EXCHANGE PLC ("LSE")

Macquarie Bank has formed a consortium, MLX, which today announced a cash offer, under the provisions of the UK City Code on Takeovers and Mergers, of 580 pence per share for the LSE (the "Offer"). The Offer values the LSE at approximately £1.5 billion (A$3.6 billion).

The LSE is the largest equity exchange in Europe and the third largest equity exchange in the world measured by value of share trading. The LSE is one of the most international of all the world's stock exchanges, with listed companies from more than 50 countries.

Macquarie Bank's investment in MLX will be through Macquarie Financial Infrastructure Fund ("MFIF"), a new unlisted fund which has a mandate to invest in global financial infrastructure businesses. MFIF will be advised by a Macquarie Bank related entity. It is anticipated that the LSE will be the cornerstone investment for the Fund. MFIF will have a 67% stake in MLX, with the remainder held by Macquarie Capital Alliance Group and Finpro Inversiones, SL. MLX has also entered into debt financing agreements arranged by Dresdner Kleinwort Wasserstein Limited, and underwritten by Dresdner Bank AG London Branch, to fund the offer.

MLX has stated that its Offer would resolve the protracted uncertainty surrounding the ownership of LSE. MFIF will provide the strategic, operational and financial expertise necessary to ensure that the LSE has the capacity to play a leading role in the global exchange landscape commensurate with its status as one of the world's largest capital markets.

Macquarie Bank will invest £107 million (A$250 million) of capital in MFIF. The remaining equity will be provided by Foundation Investors, being CQS Convertible and Quantitative Strategies Master Fund Limited, Centaurus Alpha Master Fund Limited and Matthew Perrin. The transaction will not have a significant impact on the Bank's Tier 1 capital ratio.

MLX believes that the Offer represents attractive value for LSE shareholders given the substantial speculation that continues to support the LSE share price.

The Offer by MLX represents a multiple of:

- 23.4 times earnings per share before exceptional items and goodwill amortisation for the 52 weeks ended 31 March 2005; and

- 12.5 times EBITDA before exceptional items for the 52 weeks ended 31 March 2005

MLX is aware of the regulatory requirements as outlined by the FSA in order to operate the LSE as a Recognised Investment Exchange ("RIE"). Upon completion of the Offer, MLX intends that the LSE will continue to meet the regulatory requirements for ongoing recognition as an RIE. MLX does not anticipate any substantive competition issues to arise from its proposal.

The Rule 2.5 Announcement is attached and is also available on: www.macquarie.com/mlei.

In accordance with the UK City Code on Takeovers and Mergers, further information will be provided in the offer document which will be posted to LSE Shareholders (other than LSE Shareholders with addresses in Canada, Japan or any jurisdiction where to do so may violate the laws in that jurisdiction) within 28 days of the date of release of the Rule 2.5 Announcement.

For further information, please contact:

Matthew Russell, Public Relations   Tel: +612 8232 4102
Macquarie Bank

Jenny Kovacs, Investor Relations   Tel: +612 8232 3250
Macquarie Bank

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the offer document and the form of acceptance accompanying the offer document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

Unless otherwise determined by MLX, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada or Japan or any such jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada or Japan or any such jurisdiction.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

15 December 2005

CASH OFFER OF 580 PENCE PER SHARE

BY

GOLDMAN SACHS INTERNATIONAL

ON BEHALF OF

MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED ("MLX")

AND IN THE UNITED STATES BY

MLX

FOR LONDON STOCK EXCHANGE PLC ("LSE")

On 8 December 2005, Macquarie announced that it had approached the LSE Board seeking to engage in discussions regarding a possible consortium cash offer of 580 pence per LSE Share. Since then, Macquarie has reviewed information provided under Rule 20.2 of the Code and has held discussions with shareholders of the LSE as well as other key stakeholders in the London market.

Following completion of its due diligence and its initial consultations, Macquarie and its consortium partners have determined that they wish to make a firm offer to the shareholders of the LSE. Accordingly, MLX, a newly-formed English company established for the purpose of acquiring the LSE, today announces the terms of a cash offer for the entire issued and to be issued ordinary share capital of the LSE to be made by Goldman Sachs International on behalf of MLX (outside of the United States) and by MLX in the United States. The Offer is in cash at 580 pence per LSE Share, valuing the entire issued and to be issued ordinary share capital of the LSE at approximately £1.5 billion.

An Attractive, Certain and Deliverable Offer

- MLX believes that the Offer represents attractive value for LSE Shareholders given the substantial speculation that continues to support the LSE share price
- The Offer represents a multiple of:
  - 23.4 times earnings per share before exceptional items and goodwill amortisation for the 52 weeks ended 31 March 2005; and
  - 12.5 times EBITDA before exceptional items for the 52 weeks ended 31 March 2005
- MLX does not anticipate any substantive competition issues arising from its proposal
- Neither MLX nor any of its shareholders require any formal regulatory approvals in respect of their participation in the Offer
- MLX is aware of the regulatory requirements as outlined by the FSA in order to operate the LSE as a Recognised Investment Exchange ("RIE"). Upon completion of the Offer, MLX intends that the LSE will continue to meet the regulatory requirements for ongoing recognition as an RIE

A Committed and Responsible Owner

- MLX has been formed for the purpose of acquiring the LSE. MLX is owned by two Macquarie Group managed/advised funds, Macquarie Financial Infrastructure Fund ("MFIF") and Macquarie Capital Alliance Group ("MCAG") together with Finpro Inversiones, SL
- Macquarie has formed MFIF with a mandate to invest in global financial infrastructure businesses. It is anticipated that the LSE will be the cornerstone investment of MFIF
- Macquarie Investment Management (UK) Limited ("MIM(UK)"), under a management agreement the investment adviser to MFIF, brings considerable management and advisory expertise to MFIF and currently manages approximately £3.5 billion of assets, including investments in essential service and infrastructure assets throughout Europe
- MFIF will provide the strategic, operational and financial expertise necessary to ensure that the LSE has the capacity to play a leading role in the global exchange landscape, commensurate with its status as one of the world's largest capital markets
- Macquarie is a global investor with a track record of long-term investment in infrastructure and essential service businesses that operate within regulated environments around the world

A Stable and Focused Future for the LSE

- LSE stakeholders are expected to benefit from a more stable and sustainable ownership structure. In particular, MLX intends that:
  - The LSE will continue to be headquartered and managed in London
  - The LSE will continue to be regulated solely by the FSA
  - Customer representation will continue at appropriate operating committees
  - The LSE Board will continue to have a majority of independent non-executive directors
- MLX is committed to maximising liquidity in all of the LSE's markets
  - MLX has no intention to increase average prices for broker services
  - MLX has no intention to increase average prices for information services, in real terms
- MLX ownership will avoid the potential commercial conflicts of interest consequent upon ownership by another European stock exchange

Preserving and Enhancing the LSE's Position

- The LSE is the largest cash equity exchange in Europe and a pillar of the global capital markets. MLX will provide access to the strategic, operational and financial expertise necessary to maintain and build upon this pre-eminent position
- The LSE attracts international and domestic companies, capital flows, highly skilled people and financial services organisations to London, creating significant economic and social benefits for London and the UK

- MLX ownership should ensure that the benefits that the LSE brings to London and the UK will be preserved

The Offer provides an opportunity to resolve the recent distracting period of uncertainty for the LSE. This resolution will be good for the London markets, the LSE and its stakeholders.

MLX regrets that the Board of the LSE has refused to engage in substantive discussions despite the terms proposed by MLX. While MLX will continue to seek a recommendation from the Board of the LSE, MLX believes that it is important that LSE Shareholders are fully informed of MLX's interest and the full terms of its cash offer.

Commenting on the Offer, Jim Craig, Director, MLX and Head of Macquarie Europe, said:

"MLX considers that its offer for the LSE represents attractive value for LSE Shareholders. MLX will be a committed owner of the LSE and will provide access to the expertise necessary to develop the LSE to its full potential for the benefit of stakeholders."

This summary should be read in conjunction with and is subject to the full text of the attached announcement. The Offer will be subject to the conditions set out in Appendix I and the full terms and conditions set out in the Offer Document and Form of Acceptance.

Appendix II to the attached announcement contains definitions of certain expressions used in this summary.

ENQUIRIES

MLX Alison Jefferis Karen Smith	+44 (0) 20 7065 2335 / 2420
Goldman Sachs International Simon Dingemans Basil Geoghegan	+44 (0) 20 7774 1000
Citigate Dewe Rogerson Patrick Donovan Toby Moore	+44 (0) 20 7638 9571

FURTHER INFORMATION

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to MLX, MFIF, and Macquarie Bank Limited and no-one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF, and Macquarie Bank Limited for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matter referred to herein.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint corporate broker to MLX, MFIF and Macquarie Bank Limited and no-one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF and Macquarie Bank Limited for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Offer or any other matter referred to herein.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

Unless otherwise determined by MLX, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimilie transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada, Japan or any jurisdiction where to do so would violate the laws in that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Japan or any such jurisdiction. Accordingly copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted, or otherwise forwarded, distributed or sent in, into or from Canada, Japan or any such jurisdiction, and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any related document to any jurisdiction outside the United Kingdom and the United States, should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

This announcement may contain various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to the Offer, MLX and the LSE that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of the LSE. Information in this announcement relating to the LSE has been compiled from published sources. The statements can be identified by the use of forward looking terminology such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating MLX's expectations or beliefs concerning future events. MLX cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, a number of which are identified in this announcement. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

The MLX Directors accept responsibility for the information contained in this announcement other than the information relating to Macquarie, save that the only responsibility accepted by them in respect of information in this announcement relating to the LSE, which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the MLX Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The executive directors on the board of Macquarie accept responsibility for the information contained in this announcement, save that the only responsibility accepted by them in respect of the information in this announcement relating to the LSE, which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of

the executive directors on the board of Macquarie (each of whom has taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Restrictions

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of the LSE, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the LSE, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the LSE by MLX, Macquarie or the LSE, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

15 December 2005

CASH OFFER OF 580 PENCE PER SHARE

BY

GOLDMAN SACHS INTERNATIONAL

ON BEHALF OF

MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED ("MLX")

AND IN THE UNITED STATES BY

MLX

FOR LONDON STOCK EXCHANGE PLC ("LSE")

Introduction

On 8 December 2005, Macquarie announced that it had approached the LSE Board seeking to engage in discussions regarding a possible consortium cash offer of 580 pence per LSE Share. Since then, Macquarie has reviewed information provided under Rule 20.2 of the Code and has held discussions with shareholders of the LSE as well as other key stakeholders in the London market.

Following completion of its due diligence and its initial consultations, Macquarie and its consortium partners have determined that they wish to make a firm offer to the shareholders of the LSE. Accordingly, MLX, a newly-formed English company established for the purpose of acquiring the LSE, today announces the terms of a cash offer to be made by Goldman Sachs International on behalf of MLX (outside the United States) and by MLX in the United States for the entire issued and to be issued ordinary share capital of the LSE.

MLX is a newly formed company established for the purpose of acquiring the LSE. MLX is owned by two funds managed/advised by members of the Macquarie Group, MFIF and MCAG, together with Finpro Inversiones, SL.

The Offer

On behalf of MLX, Goldman Sachs International (outside the United States) and MLX in the United States will offer to acquire, on the terms and subject to the conditions summarised in Appendix I to this announcement and to be set out in full in the Offer Document and the Form of Acceptance, the entire issued and to be issued ordinary share capital of the LSE on the following basis:

for each LSE Share	580 pence in cash

- The Offer values the entire issued and to be issued ordinary share capital of the LSE at approximately £1.5 billion.

- MLX believes that the Offer represents attractive value for LSE shareholders given the substantial speculation that continues to support the LSE share price.
- The Offer represents a multiple of:
  - 23.4 times earnings per share before exceptional items and goodwill amortisation for the 52 weeks to 31 March 2005; and
  - 12.5 times EBITDA before exceptional items for the 52 weeks to 31 March 2005

The LSE Shares to be acquired by or on behalf of MLX pursuant to the Offer will be acquired fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights as at 15 December 2005 or thereafter attaching thereto, including voting rights and, without limitation, the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after 15 December 2005 (other than the interim dividend of 4 pence per LSE Share declared by the Board of the LSE on 2 November 2005 and payable on 6 January 2006 to LSE Shareholders on the register of the LSE on 9 December 2005 (the "Interim Dividend")). If any dividend, other distribution or return of capital (other than the Interim Dividend) is declared, made or paid on after 15 December 2005, MLX reserves the right to reduce the Offer Price by the amount of such dividend, distribution or return of capital.

The sources and bases of certain financial information contained in this announcement are set out in Appendix III.

Information on the Macquarie Group

The Macquarie Group is a diversified international provider of specialist investment banking and financial services. The Macquarie Group has over 7,100 employees in 23 countries and is present in every major financial centre around the world. In Australia, the Macquarie Group is a full service investment bank providing financial market trading and advisory products and services. In the Asia-Pacific region, the Macquarie Group provides a broad range of investment banking services, whilst in the Americas, Europe, Africa and the Middle East, the Macquarie Group focuses on selected business areas where its expertise provides particular value to clients. The Macquarie Group's approach is driven by a deliberate focus on areas of business where its specialist skills and expertise deliver a real advantage for clients, partners and investors. As a result, the Macquarie Group has established leading positions in a diverse range of market segments internationally. Macquarie has been listed on the Australian Stock Exchange since 1996 and has a market capitalisation of approximately £6.6 billion (A$15 billion). Macquarie is rated A by Standard and Poor's and A2 by Moody's.

Members of the Macquarie Group and related funds manage approximately £48 billion (A$112 billion) of assets and businesses around the world, invested across a variety of sectors. The Macquarie Group and related funds are experienced acquirers and managers of infrastructure and regulated assets in Europe, North America and Asia. As committed investors in and managers of essential infrastructure facilities, the Macquarie Group and related funds understand their responsibilities to all customers, regulators and the broader community and have a strong track-record of responsible management. Assets owned or managed by the Macquarie Group and related funds currently serve approximately 110 million airport passengers per annum and approximately 1.8 million toll road users per day, and supply gas to approximately 3.7 million households and water to approximately 1.9 million households.

The activities of, or the assets owned or managed by, the Macquarie Group and related funds around the world are regulated by entities including the Financial Services Authority (FSA), the Australian Securities and Investments Commission (ASIC), the Office of Communications (Ofcom), the Office of Gas and Electricity Markets (Ofgem), the Office of Water Services (Ofwat), the Australian Prudential Regulatory Authority (APRA) and the Securities and Exchange Commission (SEC).

Information on MFIF

Macquarie has formed MFIF with a mandate to invest in global financial infrastructure businesses. It is anticipated that the LSE will be the cornerstone investment of MFIF.

Macquarie is the largest investor in MFIF and will invest £107 million of capital in MFIF, with the remainder of the initial capital being provided by the Foundation Investors, being CQS, Centaurus and Matthew Perrin. CQS is a global investment fund, whose investment adviser is authorised and regulated in the UK by the FSA. Centaurus is a European-focused investment fund, the general partner of whose investment manager is authorised and regulated in the UK by the FSA. Matthew Perrin is an Australian private investor who owns a portfolio of Australian business interests.

MFIF will be advised by MIM(UK), a wholly owned subsidiary of Macquarie, which is authorised and regulated in the UK by the FSA. MIM(UK) manages approximately £3.5 billion of assets, including investments in essential service and infrastructure assets throughout Europe including interests in: South East Water, Wales & West Utilities, M6 Toll, as well as interests in airports serving Birmingham, Bristol, Copenhagen, Rome and Brussels.

Information on MLX

MLX, a newly-formed English company, has been established for the purpose of acquiring the LSE. MLX is owned by MFIF (67%), MCAG (18%) and Finpro Inversiones, SL (15%).

The MLX Board comprises four shareholder representatives – Jim Craig (Executive Director, Macquarie Europe Limited), Rowan Ross (Chairman, MCAG), Bernard Oppetit (Chairman and Chief Investment Officer of Centaurus Capital Limited, the general partner of Centaurus Capital LP, the investment manager of Centaurus) and Christopher Carter (Chairman, CQS group).

MCAG is an Australian Stock Exchange listed fund managed by a Macquarie Group entity, with a broad, global investment mandate to invest in any industry sector other than property.

Finpro Inversiones, SL, a limited liability company incorporated in Spain, is the holding company for Finpro's investments in Spain. Finpro Inversiones, SL is 100% owned by Finpro. Finpro is an independent Portuguese holding company with committed capital available to invest in existing companies or start-ups.

Information on the LSE

The LSE is the largest equity exchange in Europe and the third largest equity exchange in the world measured by value of share trading. Furthermore, the LSE is one of the most international of all the world's stock exchanges with listed companies from more than 50 countries.

The LSE operates through three divisions: Issuer Services, Broker Services, and Information Services. The Issuer Services division provides access to the LSE's markets, which facilitate the raising of capital and the trading of various securities and attracts and admits new issuers to its markets. As at 30 November 2005, the LSE had 3,045 companies on its markets, including 1,692 companies listed on the Main Market and 1,351 quoted on AIM. The Broker Services division develops the LSE's trading markets and related products and services. Its customers include wholesale and retail broking firms worldwide. The LSE operates a range of electronic trading services, including the SETS electronic order book for liquid stocks that facilitates price formation and trade execution. As at 30 September 2005, it had 348 member firms in 38 countries. The Information Services division markets and sells London market information and other securities information to LSE member firms, information vendors, companies, and investors. It includes RNS, a distributor of company news; SEDOL, a global standard for instrument identification; and Proquote, a market data vendor. This division also enables customers to access its technology networks, including the Extranex network, as well as the STX private telephone service for market participants.

For the 52 weeks to 31 March 2005, the LSE reported net turnover of £244.4m (2004: £237.1m) and a profit on ordinary activities before tax of £89.1m (2004: £88.8m). As at 31 March 2005, the LSE had net cash of £121.1m (2004: £223.0m).

For the six months to 30 September 2005, the LSE reported net turnover of £136.1m (2004: £118.3m) and a profit before tax of £29.4m (2004: £49.9m). As at 30 September 2005, the LSE had net cash of £162.8m (2004: £114.0m).

Background to and Reasons for the Offer

The LSE has faced considerable uncertainty surrounding its future ownership since the announcement on 13 December 2004 in relation to the original approach by Deutsche Börse. MLX's Offer is the only firm offer available to LSE Shareholders. MLX does not anticipate any substantive competition issues arising from its proposal. Neither MLX nor any of its shareholders require any formal regulatory approvals in respect of their participation in the Offer.

MLX ownership of the LSE is expected to provide the stability and access to the strategic, operational and financial expertise necessary to create a strategic and operational framework in which the board and management of the LSE can focus on operating and developing the LSE to its full potential.

The LSE is expected to benefit from partnering with the considerable expertise of the Macquarie Group, a fund manager and global investor with an established track record of long term investments in essential service businesses and infrastructure that operate within regulated environments around the world. MFIF (and MIM(UK) as the investment adviser of MFIF) will, on completion of the Offer, seek to work in partnership with the LSE, bringing relationships, specialist skills and significant strategic, commercial and financial expertise to bear to enhance the LSE's performance and create a platform for future growth and development.

MLX ownership will ensure that the LSE continues to be headquartered and managed in London. MLX ownership should continue to ensure that the benefits that the LSE brings to London and the UK will be preserved.

Strategy and Ongoing Market Structure

MLX intends that the LSE and EDX will continue to meet the regulatory requirements for ongoing recognition as RIEs. It is MLX's intention that the LSE's post-trade service

arrangements, including those with LCH.Clearnet in relation to clearing and CRESTCo in relation to settlement, will also continue. In addition, MLX will continue to promote AIM as Europe's leading market for growth companies.

Under MLX ownership, the LSE will focus on maximising liquidity in all its markets. MLX has no intention to increase average prices for broker services. Furthermore, MLX also has no intention to increase average prices for information services, in real terms. MLX is also aware that the LSE has agreed with the OFT not to increase prices in respect of issuer services until 1 April 2007 and intends to abide by this agreement. MLX will also seek to drive efficient clearing and settlement, achieving lower all-in transaction costs for the benefit of all members and end users.

MLX aims to achieve efficiencies in the LSE's existing cost base whilst seeking to ensure that existing regulatory arrangements and customer services are not affected by such measures. MLX will conduct a detailed review of the LSE's operations and structure to evaluate its performance and efficiency, and seek potential ways to further enhance the LSE's business and reduce its cost base.

The Offer is expected to deliver the ownership stability necessary to allow the LSE to focus fully on its existing operations. Under its ownership, MLX also believes that the LSE will have significant opportunities to develop its business:

- MLX will encourage the LSE to expand its presence in the rapidly growing global derivatives market, potentially in combination with a suitable derivatives partner;
- MLX will support the LSE's strategy of attracting more international stocks to the LSE, in particular from Asian and European/CIS countries; and
- MLX will investigate current outsourcing arrangements with respect to information technology services.

Governance

The LSE Board will continue to have a majority of independent non-executive directors. MLX will continue the existing customer representation and consultation processes at the LSE committee level.

Management and Employees

MLX will safeguard the existing employment entitlements (including pension rights) of all employees of the LSE. MLX will conduct a detailed review of the LSE's operations and structure to evaluate its performance and efficiency, and seek potential ways to further enhance the LSE's business and reduce its cost base.

LSE Share Option Schemes

The Offer will extend to any LSE Shares unconditionally allotted or issued (including any which are so allotted or issued pursuant to the exercise of existing options granted under the LSE Share Option Schemes) whilst the Offer remains open for acceptance (or by such earlier date or such later date as MLX may, subject to the Code and any necessary consent of the Panel, determine).

MLX will make appropriate proposals to the participants in the LSE Share Option Schemes (to the extent such options have not been exercised or lapsed) subject to the Offer becoming or being declared unconditional in all respects.

Disclosure of Interests in the LSE

Save for 792,000 LSE Shares held by European Financial Investments Limited (a Cayman Island company indirectly controlled by Macquarie and OZ Master Fund, Ltd and OZ Europe Master Fund, Ltd), neither MLX, Macquarie, nor, so far as MLX and Macquarie are aware, any person acting in concert with either of them, is interested in or has any rights to subscribe for any LSE Shares, nor does any such person have any short position or any arrangement in relation to LSE Shares. For these purposes "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery and borrowing and lending of LSE Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to LSE Shares which may be an inducement to deal or refrain from dealing in such securities.

"Interest" includes any long economic exposure, whether conditional or absolute, to changes in the prices of securities and a person is treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Financing the Offer

Full acceptance of the Offer (and assuming the exercise of all options) would result in a maximum cash consideration of approximately £1.5 billion being payable by MLX to LSE Shareholders. In addition to equity financing from MFIF, MCAG and Finpro Inversiones, SL, MLX has entered into debt financing agreements arranged by Dresdner Kleinwort Wasserstein Limited, and underwritten by Dresdner Bank AG London Branch, to fund the Offer.

Compulsory Acquisition, Cancellation of Listing and Re-registration

If MLX receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent., or more, of the LSE Shares to which the Offer relates, MLX intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining LSE Shares to which the Offer relates on the same terms as the Offer.

If MLX receives acceptances under the Offer in respect of, and/or otherwise acquires 75 per cent., or more, of the voting rights of the LSE, MLX intends to procure that the LSE applies to the UK Listing Authority for the cancellation of the listing of LSE Shares on the Official List and to the London Stock Exchange for the cancellation of the admission to trading of LSE Shares on its market for listed securities. It is anticipated that such cancellation of listing and trading will take effect no earlier than 20 business days after MLX attains 75 per cent. or more of the voting rights attaching to LSE Shares as described above. It is also intended that resolutions will be proposed to re-register the LSE as a private company. De-listing would significantly reduce the liquidity and marketability of any LSE Shares in respect of which the Offer has not been accepted.

Overseas Shareholders

The making and availability of the Offer outside, or to citizens, residents or nationals of jurisdictions outside the United Kingdom and the United States ("overseas shareholders"), may be affected by the laws of the relevant jurisdictions. Overseas shareholders should fully

acquaint themselves with and observe any applicable legal requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

Offer Document

The Offer Document and, in the case of holders of LSE Shares in certificated form, the Form of Acceptance will be posted to LSE Shareholders (other than LSE Shareholders with addresses in Canada, Japan or any jurisdiction where to do so may violate the laws in that jurisdiction) within 28 days of the date of this announcement, unless agreed otherwise with the Panel. In deciding whether or not to accept the Offer in respect of their LSE Shares, LSE Shareholders should rely on the information contained in, and procedures described in, the Offer Document and, in the case of holders of LSE Shares in certificated form, the Form of Acceptance.

The Offer Document and, in the case of holders of LSE Shares in certificated form, the accompanying Form of Acceptance will contain important information about the Offer. MLX urges LSE Shareholders resident in the United States to read the Offer Document and, in the case of LSE Shareholders holding LSE Shares in certificated form, the Form of Acceptance in their entirety before any decision is made as to the Offer. MLX makes no representation as to the adequacy or fairness of the Offer.

The Offer in the United States will be made solely by MLX and neither Goldman Sachs International nor any of its affiliates will be making the Offer in the United States.

The Offer Document will not be reviewed by any federal state securities commission or regulatory authority in the United States, nor will any commission or authority pass upon the accuracy or adequacy of the Offer Document. Any representation to the contrary is unlawful and may be a criminal offence.

Your attention is drawn to the further information contained in the Appendices to this announcement.

ENQUIRIES

MLX Alison Jefferis Karen Smith	+44 (0) 20 7065 2335 / 2420
Goldman Sachs International Simon Dingemans Basil Geoghegan	+44 (0) 20 7774 1000
Citigate Dewe Rogerson Patrick Donovan Toby Moore	+44 (0) 20 7638 9571

FURTHER INFORMATION

Terms used in this announcement shall have the meaning given to them in Appendix II to this announcement.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to MLX, MFIF and Macquarie Bank Limited and no-one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF and Macquarie Bank Limited for

providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matter referred to herein.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint corporate broker to MLX, MFIF and Macquarie Bank Limited and no-one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF and Macquarie Bank Limited for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Offer or any other matter referred to herein.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

Unless otherwise determined by MLX, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada, Japan or any jurisdiction where to do so would violate the laws in that jurisdiction and will not be capable of acceptance by any use, means, instrumentality or facility or from within Canada, Japan or any such jurisdiction. Accordingly copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted, or otherwise forwarded, distributed or sent in, into or from Canada, Japan or any such jurisdiction, and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any related document to any jurisdiction outside the United Kingdom and the United States, should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Offer will be open to LSE Shareholders resident in the United States. The Offer will be made by MLX for the securities of a non US company. The Offer is made in accordance with the requirements of the City Code and will be subject to disclosure and procedure requirements different from those under United States law. Any financial statements or information incorporated in this announcement and/or to be included or incorporated in the Offer Document may have been prepared in accordance with non US accounting standards that may not be comparable to the financial statements of US companies.

This announcement may contain various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to the Offer, MLX and the LSE that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of LSE. Information in this announcement relating to the LSE has been compiled from published sources. The statements can be identified by the use of forward looking terminology such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating MLX's expectations or beliefs concerning future events. MLX cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, a number of which are identified in this announcement. Other factors could also cause actual results to differ materially from expected results included in the statements.

These factors include changes in regulatory environment, foreign political, economic and currency risks and risks associated with the integration of recently acquired companies.

The MLX Directors accept responsibility for the information contained in this announcement other than the information relating to Macquarie, save that the only responsibility accepted by them in respect of information in this announcement relating to the LSE, which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the MLX Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The executive directors on the board of Macquarie accept responsibility for the information contained in this announcement, save that the only responsibility accepted by them in respect of the information in this announcement relating to the LSE, which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the executive directors on the board of Macquarie (each of whom has taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Restrictions

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of the LSE, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the LSE, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the LSE by MLX, Macquarie or the LSE, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I. CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

PART A. *Conditions to the Offer*

The Offer will be subject to the following conditions:

1) valid acceptances of the Offer being received (and not, where permitted, withdrawn) by no later than 3.00 pm on the First Closing Date (or such later time(s) and/or date(s) as MLX may, with the consent of the Panel or subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as MLX may decide) in nominal value of the LSE Shares to which the Offer relates, provided that this condition 1 will not be satisfied unless MLX and/or its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, LSE Shares carrying, in aggregate, more than 50 per cent. of the voting rights then normally exercisable at a general meeting of the LSE, including for this purpose, to the extent (if any) required by the Panel, any such voting rights attaching to any LSE Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

   a) LSE Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon being entered in the register of members of the LSE; and

   b) the expression "LSE Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F inclusive of the Companies Act;

2) in the event that the Offer constitutes a concentration with a Community Dimension within the scope of Council Regulation (EC) 139/2004 (the "EC Regulation"):

   a) the European Commission having confirmed, in terms satisfactory to MLX, that it does not intend to initiate proceedings under Article 6(1)(c) of the EC Regulation in respect of the Offer or any aspect thereof, without attaching to its decision any conditions or obligations;

   b) in the event that a request under Article 9(2) of the EC Regulation has been made by the United Kingdom's Office of Fair Trading (the "OFT"), either:

      i) the European Commission having confirmed, in terms satisfactory to MLX, that it does not intend to refer the Offer or any aspect thereof to the OFT in accordance with Article 9(3) of the EC Regulation; or,

      ii) in the event that the European Commission, in accordance with Article 9(3) of the EC Regulation, refers the Offer or any aspect thereof to the OFT, the OFT having confirmed in terms satisfactory to MLX in relation to the Offer or any aspect thereof (i) that the Offer is not subject to its merger control jurisdiction, or (ii) that it does not intend to refer the Offer or any aspect thereof to the Competition Commission for further investigation under Part 3 of the Enterprise Act 2002 ("Enterprise Act"), or the statutory period for any such referral expiring without such reference having been made;

3) in the event that the Offer constitutes a relevant merger situation for the purpose of Part 3 of the Enterprise Act, the OFT having confirmed in terms satisfactory to MLX in relation to the Offer or any aspect thereof (i) that the Offer is not subject to its merger control

jurisdiction, or (ii) that it does not intend to refer the Offer or any aspect thereof to the Competition Commission for further investigation under Part 3 of the Enterprise Act, or the statutory period for any such referral expiring without such reference having been made;

4) in the event that the Offer or any aspect thereof constitutes a concentration or is otherwise subject to merger control approval in any jurisdiction not mentioned in conditions 2 or 3 above, the receipt of evidence, in terms satisfactory to MLX, that in relation to the Offer or any part thereof, all or any applicable waiting and/or other time periods have expired, lapsed or been terminated and any approvals have been obtained, unconditionally or, if subject to conditions, on terms satisfactory to MLX;

5) no central bank, government, government department or governmental, quasi-governmental, supranational, municipal, statutory, regulatory, administrative or investigative body, authority or any court, trade agency, association, institution or professional or environmental body or (without prejudice to the generality of the foregoing) any other person or body whatsoever in any jurisdiction (each a "Relevant Authority") having decided to take, institute, implement or threaten any action, proceedings, suit, investigation, reference or enquiry, or made, proposed or enacted any statute, regulation or order or taken or proposed to take any other steps and there not continuing to be outstanding any statute, legislation, regulation, decision or order thereof, which would or might reasonably be expected to:

   a) make the Offer or its implementation or the Acquisition void, unenforceable, prohibited and/or illegal under the laws of any relevant jurisdiction or directly or indirectly restrain, restrict, prohibit, delay or otherwise interfere with the implementation thereof, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere with the Offer or its implementation or the Acquisition;

   b) require, prevent or delay the divestiture, or alter the terms of any proposed divestiture, by any member of the wider MLX Group or the wider LSE Group of all or any part of their respective businesses, assets or property or impose any limitation on the ability of any member of the wider MLX Group or the wider LSE Group to conduct any of their respective businesses or own or dispose of any of their respective assets or property or any part thereof;

   c) impose any limitation on, or result in a delay in, the ability of any member of the wider MLX Group or the wider LSE Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares in any member of the wider LSE Group or the wider MLX Group or to exercise management control over any member of the wider MLX Group or the wider LSE Group;

   d) require any member of the wider MLX Group or the wider LSE Group to acquire or offer to acquire any shares or other securities (or their equivalent) or any interest in any member of the wider LSE Group or any asset owned by any third party (other than in implementation of the Offer or pursuant to Rule 9 of the Code) or to sell or offer to sell any shares or other securities (or their equivalent) or any interest in any assets owned by any member of the wider MLX Group or the wider LSE Group;

   e) impose any limitation on the ability of any member of the wider MLX Group or the wider LSE Group to integrate or co-ordinate its business, or any part of it, with all or any part of the business of any other member of the wider MLX Group or the wider LSE Group;

f) result in any member of the wider MLX Group or the wider LSE Group ceasing to be able to carry on business under any name under which it presently does so or ceasing to be able to use in its business any name, trademark or other intellectual property right which it at present uses, in each case on the same basis and terms as at present apply; or

g) otherwise adversely affect the business, assets, financial or trading position, profits or prospects of any member of the wider LSE Group or of any member of the wider MLX Group;

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceedings, suit, investigation, reference or enquiry or otherwise intervene under the laws of any relevant jurisdiction in respect of the Offer or in connection with the Acquisition or any part thereof or any matter arising therefrom or relating thereto having expired, lapsed or been terminated;

6) all filings, applications and/or notifications deemed necessary or appropriate by MLX having been made, and all necessary waiting and other time periods (including extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated, and all statutory or regulatory obligations in any relevant jurisdiction having been complied with, in each case in respect of the Offer or in connection with the Acquisition or any part thereof, or any matter arising therefrom or relating thereto;

7) all authorisations, orders, recognitions, grants, consents, licences, confirmations, certificates, clearances, permissions and approvals deemed necessary or appropriate by MLX in any jurisdiction for, or in respect of, the Offer or in connection with the Acquisition or any part thereof or any matter arising therefrom or relating thereto and to carry on the business of any member of the wider MLX Group or any member of the wider LSE Group ("Authorisations") having been obtained, in terms and in a form satisfactory to MLX, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the wider MLX Group or any member of the wider LSE Group has entered into contractual arrangements, and any conditions or obligations attached to any such Authorisations being in terms and in a form satisfactory to MLX, and all such Authorisations remaining in full force and effect and there being no notice of an intention to revoke, suspend, restrict, modify or not to renew any of the same and all necessary statutory and regulatory obligations in any jurisdiction having been complied with;

8) except as publicly announced by the LSE prior to the date hereof through a Regulatory Information Service, there being no provision of any arrangement, agreement, licence, permit, lease, franchise, instrument or authorisation to which any member of the wider LSE Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject and which, in consequence of the Offer or the Acquisition or any part thereof or any matter arising therefrom or relating thereto or otherwise, could or might reasonably be expected to result in:

a) any monies borrowed by, or other indebtedness (actual or contingent) of, or any grant made or available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to their or its stated maturity or repayment dates or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

b) any such arrangement, agreement, licence, permit, lease, franchise, instrument or authorisation or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

c) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable or being capable of being enforced;

d) the rights, liabilities, obligations or interests of any such member under any such arrangement, agreement, licence, permit, lease, franchise, instrument or authorisation or the interests or business of any such member in or with any other firm or body or person (or any agreement or arrangement relating to such interests or business) being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

e) any assets or interest of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

f) any such member ceasing to be able to carry on business under any name under which it presently does so or ceasing to be able to use in its business any name, trademark or other intellectual property right which it at present uses, in each case on the same basis and terms as at present apply;

g) the value or business, assets, financial or trading position, profits or prospects of any such member being prejudiced or adversely affected; or

h) the creation of any actual or contingent liabilities by any such member;

and no event having occurred which, under any provision of any arrangement, agreement, licence, permit, lease, franchise, instrument or authorisation to which any member of the wider LSE Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject could result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (h) of this condition 8;

9) except as publicly announced by the LSE prior to the date hereof through a Regulatory Information Service, no member of the wider LSE Group having since 31 March 2005:

a) issued or agreed to issue, or authorised or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for options granted, and for any LSE Shares allotted upon exercise of options granted, under the LSE Share Option Schemes or between the LSE and wholly-owned members of the LSE Group before the date hereof);

b) recommended, declared, made or paid or proposed to recommend, declare, pay or make any bonus issue in respect of shares, dividends or other distributions, whether payable in cash or otherwise, other than to other wholly-owned members of the LSE Group;

c) acquired, disposed of, transferred, mortgaged, charged or created any security interest over any asset or any right, title or interest in any asset (including shares and trade investments) or merged with or demerged any body corporate or authorised or

proposed or announced any intention to propose any merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest;

d) (save for intra-LSE Group transactions and other than in the ordinary course of business) implemented, effected, authorised, proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment, transaction, arrangement or acquisition or disposal of assets or shares (or the equivalent thereof) in any undertaking or undertakings that is material in the context of the LSE Group taken as a whole or any change in its share or loan capital;

e) issued, authorised or proposed or announced an intention to propose the issue of any debentures or otherwise than in the ordinary course of business become subject to any contingent liability or incurred or increased any indebtedness or contingent liability;

f) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

g) entered into or varied or authorised or become bound by or proposed the entry into, or announced its intention to enter into or vary, authorise or become bound by, any contract, commitment, arrangement or transaction (whether in respect of capital expenditure or otherwise) which is outside of the ordinary course of business or which is of a long-term, onerous or unusual nature or magnitude or which results or may result in any restriction of the scope of business currently carried on by any member of the wider MLX Group or the wider LSE Group or which involves or could involve an obligation of such a nature or magnitude;

h) waived or compromised or settled any material claim;

i) taken any corporate action or had any order made or legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of any receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues or any analogous proceedings or similar event having occurred in any jurisdiction or any analogous person having been appointed in any jurisdiction;

j) entered into or made an offer (which remains open for acceptance) to enter into, or changed the terms of, any agreement, contract, commitment or arrangement with any of the directors or senior executives of any member of the wider LSE Group or changed the terms of any of the LSE Share Option Schemes;

k) made, committed to make, authorised, proposed or announced an intention to propose any change in its loan capital;

l) made or agreed or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the bases on which qualification for, or accrual of or entitlement to, such benefits or pensions are calculated or determined or to the bases upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation or allowed any deficit (actual or contingent) to arise or persist in relation to the funding of any such scheme;

m) been unable, or having admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

n) made any alteration to its memorandum or articles of association, or other incorporation documents;

o) terminated or varied the terms of any agreement or arrangement between any member of the LSE Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the LSE Group taken as a whole; or

p) entered into any arrangement, contract, agreement or commitment or passed any resolution or made any offer (which remains open for acceptance) or proposal with respect to any of the transactions, matters or events referred to in this condition 9;

10) since 31 March 2005, except as publicly announced by the LSE prior to the date hereof through a Regulatory Information Service:

a) there having been no adverse change or deterioration in the business, assets, financial or trading position, profits or prospects of any member of the wider LSE Group;

b) no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against or in respect of any member of the wider LSE Group or which may otherwise affect any such member;

c) there having been no inquiry or investigation by or complaint or reference to any Relevant Authority or other investigative body in respect of any member of the wider LSE Group and no such inquiry, investigation, complaint or reference having been threatened, announced or instituted or remaining outstanding;

d) no contingent or other liability having arisen or become apparent or increased which has or might have an adverse effect on any member of the wider LSE Group; and

e) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any authorisation or licence held by any member of the wider LSE Group;

11) MLX not having discovered, save as publicly announced by the LSE prior to the date hereof through a Regulatory Information Service, that any financial or business information concerning any member of the wider LSE Group as contained in the information disclosed to any member of the wider MLX Group or publicly disclosed at any time by or on behalf of any member of the LSE Group is misleading, contains a misrepresentation of fact, or omits to state a fact necessary to make that information not misleading which has not, prior to the date hereof, been corrected by public announcement through a Regulatory Information Service or that any member of the wider LSE Group or any partnership in which any member of the wider LSE Group has a substantial interest has any liability (contingent or otherwise) that has not been so publicly announced;

12) MLX not having discovered, save as publicly announced by the LSE prior to the date hereof through a Regulatory Information Service that, in relation to any release,

emission, discharge, disposal or other fact or circumstance which causes or might reasonably be expected to cause pollution of the environment or harm to human health, any past or present member of the wider LSE Group has, in any manner or to an extent which is material in the context of the wider LSE Group (i) committed any violation of any laws, statutes, ordinances or regulations of any third party (being a central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, professional association or any such body or person in any jurisdiction) and/or (ii) incurred any liability (whether actual or contingent) with respect thereto.

For the purposes of these conditions, "the wider LSE Group" means the LSE and its subsidiary undertakings, associated undertakings and any other undertakings in which the LSE and/or such undertakings (aggregating their interests) have a substantial interest and "the wider MLX Group" means MLX and its subsidiary undertakings, associated undertakings and any other undertakings in which MLX and/or such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "substantial interest" means a direct or indirect interest in 10 per cent. or more of the equity or voting capital of an undertaking, and the "Acquisition" shall mean the acquisition or proposed acquisition of any LSE Shares or the acquisition of any interest in or control of any member of the wider LSE Group by any member of the wider MLX Group.

MLX reserves the right to waive, in whole or in part, all or any of the conditions other than condition 1.

MLX shall be under no obligation to waive or treat as satisfied any of conditions 2 to 12 inclusive by a date earlier than the latest date specified below for the satisfaction thereof, notwithstanding that such condition or the other conditions of the Offer may at such earlier date have been waived or satisfied and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of satisfaction. If MLX is required by the Panel to make an offer for LSE Shares under the provisions of Rule 9 of the Code, MLX may make such alterations to the above conditions, including condition 1, as are necessary to comply with the provisions of that Rule.

The Offer will lapse unless all of the conditions set out above (other than condition 1) are satisfied or (if capable of waiver) waived or, where appropriate, determined by MLX in its opinion to be or to remain satisfied, by midnight on the later of the twenty first day after the First Closing Date and the date which is twenty one days after the date on which the Offer becomes or is declared unconditional as to acceptances, or such later date as MLX may, with the consent of the Panel, decide.

The Offer will lapse if, before 3.00pm on the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances:

a) the OFT has indicated that it intends to refer the Offer or any aspect thereof to the Competition Commission for further investigation under Part 3 of the Enterprise Act; or

b) the European Commission initiates proceedings under Article 6(1)(c) of the EC Regulation; or

c) the European Commission refers the Offer or any aspect thereof to the OFT in accordance with Article 9(3) of the EC Regulation and the OFT subsequently indicates that it intends to refer the Offer or any aspect thereof to the Competition Commission for further investigation under Part 3 of the Enterprise Act.

If the Offer lapses then the Offer will cease to be capable of further acceptance and MLX and accepting LSE Shareholders shall then cease to be bound by Forms of Acceptance submitted at or before the time when the Offer so lapses.

PART B. ***Certain further terms of the Offer***

The Offer will be made on the terms and will be subject to the conditions which are set out in this Appendix I, those terms which will be set out in the Offer Document and (in respect of LSE Shares held in certificated form) the Form of Acceptance and such further terms as may be required to comply with the provisions of the City Code. This announcement does not constitute an offer or invitation to purchase any securities.

The LSE Shares to be acquired by or on behalf of MLX pursuant to the Offer will be acquired fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights as at 15 December 2005 or thereafter attaching thereto, including voting rights and, without limitation, the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after 15 December 2005 (other than the interim dividend of 4 pence per LSE Share declared by the Board of the LSE on 2 November 2005 and payable on 6 January 2006 to LSE Shareholders on the register of the LSE on 9 December 2005 (the "Interim Dividend")). If any dividend, other distribution or return of capital (other than the Interim Dividend) is declared, made or paid on after 15 December 2005, MLX reserves the right to reduce the Offer Price by the amount of such dividend, distribution or return of capital.

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange, of Canada, Japan or any jurisdiction where to do so may violate the laws in that jurisdiction and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility, directly or indirectly from or within Canada, Japan or any such jurisdiction.

APPENDIX II. DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

"A$"	the lawful currency of Australia
"Act" or "Companies Act"	The Companies Act 1985 (as amended)
"business day"	any day, other than a Saturday, Sunday or public holiday in the UK, consisting of the time period from 12:01 a.m. until and including 12:00 midnight (London time)
"Centaurus"	Centaurus Alpha Master Fund Limited
"City Code" or "Code"	The City Code on Takeovers and Mergers
"Closing Price"	the closing middle-market quotation of a LSE Share at the close of business on a particular trading day as derived from the Daily Official List published for that day
"CQS"	CQS Convertible and Quantitative Strategies Master Fund Limited
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"Finpro"	Finpro, SGPS, SA
"First Closing Date"	the first closing date of the Offer
"Form of Acceptance"	the form of acceptance, authority and election relating to the Offer
"Foundation Investors"	Centaurus, CQS and Matthew Perrin
"FSA"	The Financial Services Authority
"LCH.Clearnet"	LCH.Clearnet Limited
"London Stock Exchange", "LSE" or "Company"	London Stock Exchange plc
"LSE Directors" or "Board of the LSE" or "LSE Board"	the board of directors of the LSE
"LSE Group"	LSE and its subsidiary undertakings

"LSE Shareholders"	holders of LSE Shares
"LSE Share Option Schemes"	the employee share plans operated by the LSE relating to LSE Shares
"LSE Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 5/6 pence each in the capital of the LSE (other than any shares which are Treasury Shares) and any further such shares which are unconditionally allotted or issued prior to the time at which the Offer ceases to be open for acceptance (or, subject to the provisions of the Code, such earlier time and/or date as MLX may decide)
"Macquarie"	Macquarie Bank Limited
"Macquarie Group"	Macquarie and its subsidiary undertakings
"MCAG"	Macquarie Capital Alliance Group, consisting of Macquarie Capital Alliance Trust, Macquarie Capital Alliance Limited and Macquarie Capital Alliance International Limited
"MFIF"	Macquarie Financial Infrastructure Fund
"MIM(UK)" or "the Fund Manager"	Macquarie Investment Management (UK) Limited, a wholly owned subsidiary of Macquarie
"MLX"	Macquarie London Exchange Investments Limited, a company incorporated in England and Wales with registered number 5582628 for the purpose of making the Offer
"MLX Directors" or "MLX Board"	the board of directors of MLX
"MLX Group"	MLX, its holding companies and subsidiary undertakings
"Offer"	the cash offer to be made by Goldman Sachs International (outside of the US) and MLX in the US to acquire all of the LSE Shares on the terms and subject to the conditions to be set out in the Offer Document and the Form of Acceptance and, where the context so requires, any subsequent revision, variation, extension or renewal of, or election available under, such offer
"Offer Document"	the document containing the terms and conditions of the Offer to be sent to LSE Shareholders

"Offer Period"	the period commencing on 15 August 2005 and ending on whichever of the following dates shall be the latest: (i) the First Closing Date; (ii) the date on which the Offer lapses or is withdrawn; and (iii) the date on which the Offer becomes or is declared unconditional as to acceptances
"Offer Price"	580 pence per LSE Share
"Official List"	the Official List of the UK Listing Authority
"OFT"	the Office of Fair Trading
"Panel"	The Panel on Takeovers and Mergers
"£", "Sterling", "pence" or "p"	the lawful currency of the United Kingdom
"Regulatory Information Service"	any of the services set out in Appendix 3 of the Listing Rules of the UK Listing Authority from time to time
"RIE"	Regulated Investment Exchange
"Securities Act"	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder
"Treasury Shares"	the ordinary shares of 5 5/6 pence each in the capital of the LSE which are, for the time being, held by the LSE as treasury shares (within the meaning of Section 162A of the Companies Act)
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"United States", "US" or "USA"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

All times referred to are London time unless otherwise stated.

For the purposes of this announcement, "holding company", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(6) of Schedule 4A to the Companies Act).

APPENDIX III. SOURCES OF INFORMATION AND BASES OF CALCULATION

Unless otherwise stated, in this announcement:

1) Closing Prices are derived from the Daily Official List for the relevant dates;

2) the value of the Offer is based upon (i) 254,571,428 LSE Shares in issue on 16 August 2005, being the date of the Regulatory Information Service release by the LSE in accordance with Rule 2.10 of the City Code; and (ii) 9,268,804 unissued LSE Shares under option as stated in the LSE's annual report and accounts for the year ended 31 March 2005;

3) financial information relating to the LSE has been extracted or provided, without material adjustment, from the audited consolidated financial statements of the LSE for the year ended 31 March 2005, the unaudited financial statements in accordance with international financial reporting standards for the year ended 31 March 2005 and the unaudited consolidated financial statements for the six months ended 30 September 2005; and

4) past transaction earnings and EBITDA multiples are calculated based on results for the last twelve month period available, specifically multiples implied by the Offer are calculated based on:

   i) earnings and EBITDA pre-exceptionals for the 12 months to 31 March 2005, sourced from the audited consolidated financial statements of the LSE for the year ended 31 March 2005; and

   ii) net debt as of 31 March 2005, sourced from the LSE's audited consolidated financial statements for the year ended 31 March 2005 (Note 23).

5) an exchange rate of A$2.3461 = £1 has been used throughout this announcement based on the exchange rate published on 14 December 2005 (source: Bloomberg).

6) operating statistics for the LSE as at 30 November are derived from the LSE monthly factsheet figures on the LSE website, at www.londonstockexchange.com

15 December 2005

BY FAX - ORIGINAL IN POST
(61 2 8232 4330)

Macquarie Bank Limited
Level 15, No. 1 Martin Place
Sydney, NSW, Australia 2000

Re: Notice of Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Form 603 dated 14 December 2005. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 231,176,266 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Greg Dickinson or Gina Martinez at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme Macquarie Bank Limited

ACN/ARSN

1. Details of substantial holder (1)

Name Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

The holder became a substantial holder on 14 December 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	11,658,300 shares	11,658,300 shares	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Capital Group Companies, Inc.	Became a substantial holder	11,658,300 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 14 December 2005 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Capital Group Companies, Inc.	9/11/2005 to 14/12/2005	Average price of 66.9438		1,861,831 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The companies (Capital Research and Management Company, Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo — Capacity: Counsel

sign here ________________________ — Date: 15 December 2005

Annexure "A"

This is the Annexure of 5 pages marked Annexure "A" referred to in Form 603 signed by this corporation dated 14 December 2005.

The Capital Group Companies, Inc.

By: ____________________________________
Liliane Corzo
Counsel

Australia Annexure
Macquarie Bank Limited
14 December 2005

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	302,509	
	44000500	32,450	
	44001800	12,256	
	44002300	14,457	
	44003200	68,423	
	44022700	1,925	
	44023900	5,697	
	44024600	12,324	
	44025900	18,850	
	44028100	7,369	
	44028600	6,581	
	44029100	4,825	
	44029600	5,292	
	44029700	16,590	
	44030600	18,308	
	44032100	13,651	
	44034900	3,271	
	44035800	1,384	
	44036100	1,719	
	44036500	60,580	
	44036900	11,184	
	44037400	2,630	
	44038000	10,769	
	44038900	15,555	
	44040900	8,104	
	44041200	5,599	
	44042000	20,011	
	44042200	3,342	
	44043000	2,630	
	44043200	4,558	
	44043700	2,063	
	44044000	2,773	
	44044700	3,271	
	44045800	1,318	
	44045900	29,550	
	44046700	1,719	
	44054400	1,318	
	44099400	15,383	
	44255000	78,639	
	44255900	6,227	
	44258000	281	
	44259300	6,153	
	44261300	22,645	
	44263800	751	
	44267200	3,271	
	44267300	1,450	
	44268600	2,063	
	44269700	988	
	44271500	8,468	
	44271700	23,207	
	44273000	2,916	

Australia Annexure
Macquarie Bank Limited
14 December 2005

CG Investment Management Company	Account Number	Number of Shares	% Held
	44273400	3,343	
	44276100	2,559	
	44276200	2,811	
	44277700	11,946	
	44278600	1,450	
	44279100	6,772	
	44281100	12,517	
	44281200	2,488	
	44281600	1,925	
	44283000	857	
	44283700	1,027	
	44283900	9,086	
	44286300	3,201	
	44287000	4,157	
	44288400	2,407	
	44288500	3,486	
	44289800	1,788	
	44294300	12,527	
	44295500	8,865	
	44295800	10,259	
	44295900	5,880	
	44298200	3,984	
	44298400	1,252	
	44301500	7,242	
	44302200	4,838	
	44302300	1,814	
	44303200	20,111	
	44303300	3,984	
	44304600	19,321	
	44304700	2,275	
	44305300	9,274	
	44307100	2,346	
	44308500	1,516	
	44308600	5,769	
	44313400	1,516	
	44313500	1,054	
	44313700	3,271	
	44315000	18,427	
	44316400	6,223	
	44316500	1,788	
	44317300	6,593	
	44318100	2,488	
	44318300	1,120	
	44319000	6,206	
	44321600	1,143	
	44321900	3,486	
	44323000	1,857	
	44323200	1,186	
	44323800	2,987	
	44326600	208	
	44326800	3,058	
	44328100	1,384	

Australia Annexure
Macquarie Bank Limited
14 December 2005

CG Investment Management Company	Account Number	Number of Shares	% Held
	44328400	605	
	44328900	74,346	
	44329500	3,842	
	44330800	6,160	
	44331100	3,629	
	44331200	8,791	
	44331900	7,281	
	44334800	1,318	
	44335700	361	
	44336000	10,753	
	44336100	2,488	
	44338600	1,582	
	44339400	3,201	
	44340400	361	
	44341900	12,590	
	44343600	2,204	
	44344600	4,465	
	44344700	281	
	44344800	1,252	
	44346000	3,058	
	44346500	1,516	
	44346900	7,105	
	44348800	8,393	
	44349500	321	
	44350700	3,343	
	44351200	8,937	
	44351500	5,296	
	44351800	4,630	
	44351900	7,390	
	44352100	2,844	
	44352200	1,384	
	44353000	1,857	
	44353900	3,414	
	44354300	2,275	
	44355500	1,857	
	44356100	1,857	
	44356300	10,988	
	44356500	10,347	
	44356900	2,559	
	44357100	1,516	
	44357800	18,305	
	44358000	10,491	
	44358800	8,900	
	44359400	4,198	
	44359700	1,317	
	44359900	2,974	
	44360400	1,857	
	44363200	1,788	
	44364300	361	
	44366400	361	
	44491200	3,000	
	44491400	7,033	

Australia Annexure
Macquarie Bank Limited
14 December 2005

CG Investment Management Company	Account Number	Number of Shares	% Held
	44491500	17,100	
	44491600	5,494	
	44800100	3,129	
	44940300	47,025	
	44941800	3,415	
	44951300	21,243	
		1,558,757	
Capital International Limited	43051100	4,920	
	43057200	402	
	43057300	2,702	
	43057400	281	
	43057600	3,486	
	43057700	1,318	
	43057800	4,558	
	43405500	3,984	
	43405700	1,993	
	43405800	2,417	
	43406000	6,153	
	43411300	7,326	
	43418400	9,849	
	43419800	5,137	
	43424300	2,346	
	43432100	1,450	
	43438100	2,630	
	43440200	1,788	
	43440800	988	
	43444900	7,252	
	43500400	5,029	
	43500500	9,304	
	43503400	301	
	43503500	1,450	
	43503800	1,993	
	43505100	17,508	
	43506200	2,204	
	43506300	605	
	43506400	647	
	43510200	3,414	
	43510600	10,476	
	43510700	1,788	
	43510800	2,559	
	43510900	2,987	
	43511200	3,984	
	43511300	2,417	
	43511700	1,516	
	43511900	3,629	
	43513500	1,120	
	43513600	2,702	
	43564100	6,227	
	43564200	2,275	
	43564300	1,993	

Australia Annexure
Macquarie Bank Limited
14 December 2005

CG Investment Management Company	Account Number	Number of Shares	% Held
	43576300	3,343	
	43576500	3,058	
	43576700	3,842	
	43576800	2,559	
	43579300	1,925	
		171,835	
Capital International S.A.	45486100	605	
	45500200	5,715	
	45500700	2,987	
	45500800	5,860	
	45500900	3,058	
	45503100	988	
	45503200	1,120	
	45503300	2,063	
	45508100	4,198	
	45508200	1,516	
	45508400	1,186	
	45508500	1,719	
	45508600	2,275	
	45509000	922	
	45513100	1,120	
	45515600	321	
	45516200	7,326	
	45590100	85,260	
		128,239	
Capital Research and Management Company	11000007	3,308,000	
	11000016	4,677,280	
	11000071	1,143,898	
	11000077	650,291	
	11000813	20,000	
		9,799,469	
GRAND TOTAL		**11,658,300**	**5.04%**

Nominee List
Macquarie Bank Limited
14 December 2005

<u>**Nominee Name**</u>

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43438100		2,630
43506300		605
44298200		3,984
44363200		1,788
44364300		361
45486100		605
45500800		5,860
45503100		988
45513100		1,120
	Total Shares:	17,941

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43424300		2,346
43432100		1,450
43510600		10,476
44054400		1,318
44328100		1,384
45500700		2,987
45500900		3,058
	Total Shares:	23,019

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

44294300		12,527
	Total Shares:	12,527

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43576500		3,058
43579300		1,925
	Total Shares:	4,983

Nominee List
Macquarie Bank Limited
14 December 2005

Nominee Name

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43051100	4,920
43057200	402
43057300	2,702
44034900	3,271
44036900	11,184
44040900	8,104
44041200	5,599
44263800	751
44268600	2,063
44269700	988
44271700	23,207
44283700	1,027
44283900	9,086
44298400	1,252
44302300	1,814
44303300	3,984
Total Shares:	80,354

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000007	3,308,000
11000016	4,677,280
43411300	7,326
43418400	9,849
43503400	301
43503500	1,450
43505100	17,508
43510200	3,414
43510900	2,987
43511200	3,984
43513500	1,120
44000300	302,509
44000500	32,450
44001800	12,256
44002300	14,457
44003200	68,423
44024600	12,324
44028600	6,581
44035800	1,384
44036500	60,580
44043000	2,630

Nominee List
Macquarie Bank Limited
14 December 2005

Nominee Name		
44099400		15,383
44255000		78,639
44255900		6,227
44281100		12,517
44288500		3,486
44303200		20,111
45500200		5,715
	Total Shares:	8,688,891
Chase Manhattan Nominee Ltd. Australia		
43406000		6,153
43419800		5,137
43511900		3,629
44258000		281
44259300		6,153
44330800		6,160
44352100		2,844
44352200		1,384
44359900		2,974
44491200		3,000
44491500		17,100
44940300		47,025
44941800		3,415
44951300		21,243
45590100		85,260
	Total Shares:	211,758
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		
44353900		3,414
	Total Shares:	3,414
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43440200		1,788
44276200		2,811
	Total Shares:	4,599
Commonwealth Bank of Australia		

Nominee List
Macquarie Bank Limited
14 December 2005

Nominee Name		
Level 7, Bank House, 309-315 George St.		
Sydney NSW 2000		
Australia		
44042000		20,011
44045800		1,318
44267200		3,271
44278600		1,450
44286300		3,201
44318300		1,120
	Total Shares:	30,371
HSBC		
2 Leboh Ampang		
50100 Kuala Lumpur, Malaysia		
44356100		1,857
	Total Shares:	1,857
HSBC Bank plc		
Securities Services, Mariner House		
Pepys Street		
London EC3N 4DA		
43405800		2,417
43511300		2,417
	Total Shares:	4,834
Mellon Bank N.A.		
London Branch		
London		
United Kingdom		
44354300		2,275
44356900		2,559
44358000		10,491
	Total Shares:	15,325
National Australian Bank LTD.		
271 Collins St.		
5th Floor South		
Melbourne, Victoria 3000		
43057700		1,318
43405500		3,984
43405700		1,993
43500400		5,029
43506400		647
43510700		1,788

Nominee List

Macquarie Bank Limited
14 December 2005

Nominee Name	
43510800	2,559
43513600	2,702
43564100	6,227
43564200	2,275
44025900	18,850
44028100	7,369
44029100	4,825
44030600	18,308
44032100	13,651
44036100	1,719
44037400	2,630
44038000	10,769
44042200	3,342
44043700	2,063
44044000	2,773
44046700	1,719
44267300	1,450
44273400	3,343
44279100	6,772
44289800	1,788
44295500	8,865
44301500	7,242
44302200	4,838
44304600	19,321
44304700	2,275
44305300	9,274
44307100	2,346
44308500	1,516
44316500	1,788
44321600	1,143
44323000	1,857
44326600	208
44326800	3,058
44328400	605
44331200	8,791
44334800	1,318
44338600	1,582
44340400	361
44341900	12,590
44344600	4,465
44344700	281
44344800	1,252
44346000	3,058
44346500	1,516
44346900	7,105
44349500	321
44351900	7,390
44353000	1,857

Nominee List
Macquarie Bank Limited
14 December 2005

Nominee Name		
44366400		361
44491400		7,033
45503200		1,120
	Total Shares:	254,630
National Nominees 82 Pitt Street Sydney, NSW 2000 Australia		
44315000		18,427
44339400		3,201
44343600		2,204
	Total Shares:	23,832
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
44331100		3,629
	Total Shares:	3,629
Pictet & Cie, Geneva		
45509000		922
	Total Shares:	922
Westpac Banking Corp		
43057400		281
43440800		988
43444900		7,252
44022700		1,925
44023900		5,697
44029700		16,590
44277700		11,946
44281200		2,488
44359700		1,317
45508100		4,198
45508200		1,516
45508400		1,186
45508600		2,275
45515600		321
45516200		7,326
	Total Shares:	65,306
Westpac Custodian Nominees		

Nominee List
Macquarie Bank Limited
14 December 2005

Nominee Name
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000071	1,143,898
11000077	650,291
11000813	20,000
43057600	3,486
43057800	4,558
43500500	9,304
43503800	1,993
43506200	2,204
43511700	1,516
43564300	1,993
43576300	3,343
43576700	3,842
43576800	2,559
44029600	5,292
44038900	15,555
44043200	4,558
44044700	3,271
44045900	29,550
44261300	22,645
44271500	8,468
44273000	2,916
44276100	2,559
44281600	1,925
44283000	857
44287000	4,157
44288400	2,407
44295800	10,259
44295900	5,880
44308600	5,769
44313400	1,516
44313500	1,054
44313700	3,271
44316400	6,223
44317300	6,593
44318100	2,488
44319000	6,206
44321900	3,486
44323200	1,186
44323800	2,987
44328900	74,346
44329500	3,842
44331900	7,281
44335700	361
44336000	10,753
44336100	2,488

Nominee List
Macquarie Bank Limited
14 December 2005

Nominee Name	
44348800	8,393
44350700	3,343
44351200	8,937
44351500	5,296
44351800	4,630
44355500	1,857
44356300	10,988
44356500	10,347
44357100	1,516
44357800	18,305
44358800	8,900
44359400	4,198
44360400	1,857
44491600	5,494
44800100	3,129
45503300	2,063
45508500	1,719
Total Shares:	2,210,108

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	396,543
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	396,543 @ $67.77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued under the Dividend Reinvestment Plan for the ordinary interim dividend paid on 16 December 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	396,543 on 16/12/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	231,644,852	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,717,453	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 December 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

ASX / Media Release

MACQUARIE BANK ACQUIRES INTEREST IN TAIWAN BROADBAND COMMUNICATIONS

19 December 2005 – Macquarie Bank today announced that, together with Macquarie Media Group (MMG), it has signed a conditional sale and purchase agreement to acquire The Carlyle Group's interest in Taiwan Broadband Communications (TBC) for a total consideration of A$1,189 million.

Macquarie Bank will subscribe for a 40% shareholding in the ordinary equity of TBC for approximately A$274 million, with the remainder of the ordinary equity to be provided by MMG. The balance of the acquisition will be debt funded.

TBC is one of the four leading providers of cable television services in Taiwan with approximately 650,000 basic cable TV subscribers and 90,000 internet subscribers as of end of September 2005.

Macquarie Bank and MMG intend to retain the existing management of TBC. The existing CEO, Mr David Dea, and his management team will continue to run the business, as they have for the last six years.

Macquarie Bank Chief Financial Officer, Greg Ward, said TBC is a privileged asset with stable cash flows, high barriers to entry and multiple avenues to grow its services and customer base.

"TBC is an attractive business offering strong cash flow and yield characteristics but which also has opportunities to grow since broadband penetration levels in Taiwan

are expected to continue to grow rapidly over the next 3 to 5 years and the company has an ability to add extra services at relatively low incremental cost" he said.

The acquisition will reduce Macquarie's Tier 1 capital ratio by approximately 1.17% during the holding period.

MMG intends to sell down to a lower level controlling shareholding in the near term. Macquarie Bank Group also intends to sell down its interest in TBC at the same time.

Financial settlement of the acquisition is expected to occur during the first quarter of calendar year 2006, being subject to a number of conditions, including regulatory approvals.

For further information, please contact:

Matthew Russell, Macquarie Bank Tel: +612 8232 4102

Jenny Kovacs, Investor Relations Tel: +612 8232 3250
Macquarie Bank

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,168 @ $27.04
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4,168 on 19/12/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	231,649,020	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,713,285	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 December 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Macquarie Bank Limited**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 14 December 2005.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	11,730,405	11,730,405	5.07%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	11,730,405 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	11,730,405 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities

BGI	13/12/05 to 14/12/05	Avg price $66.62	11,730,405 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Therese Boumelhem
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Macquarie Bank Limited ("MBL") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
MBL	Macquarie Bank Ltd	228,588	0.10	Barclays Global Investors Japan Trust & Banking
MBL	Macquarie Bank Ltd	101,623	0.04	Barclays Global Investors Japan Ltd
MBL	Macquarie Bank Ltd	11,000	0.00	Barclays Bank (Suisse) SA
MBL	Macquarie Bank Ltd	475,369	0.21	Barclays Global Investors Ltd
MBL	Macquarie Bank Ltd	1,430	0.00	Barclays Private Bank Ltd
MBL	Macquarie Bank Ltd	1,165,686	0.50	Barclays Global Investors Ltd
MBL	Macquarie Bank Ltd	69,100	0.03	Barclays Life Assurance Co Ltd
MBL	Macquarie Bank Ltd	2,500,620	1.08	Barclays Global Investors, N.A.
MBL	Macquarie Bank Ltd	1,142,960	0.50	Barclays Global Fund Advisors
MBL	Macquarie Bank Ltd	12,102	0.01	Barclays Global Investors Canada Ltd
MBL	Macquarie Bank Ltd	6,021,927	2.60	Barclays Global Investors Australia Ltd
		11,730,405	**5.07**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MBL as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in MBL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MBL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

____________________ ______________

Therese Boumelhem Date
Company Secretary
Barclays Global Investors Australia

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

19 December 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 16th December 2005, was 0.028%.

Yours faithfully

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	13 December 2005 but 31 March 2005 re Macquarie CountryWide Trust (MCW) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MCW units held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	16 December 2005
No. of securities held prior to change	109,966 MCW units
Class	Ordinary units
Number acquired	Nil
Number disposed	20,000 MCW units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.04 per unit
No. of securities held after change	89,966 MCW units

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+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

20 December 2005

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